HEALTHRENU MEDICAL, INC.
                           12777 Jones Road, Suite 481
                                Houston, TX 77070

                                  May 17, 2006



VIA EDGAR

U.S. Securities and Exchange Commission
Washington, D.C. 20549-0519
Attn:  Jeffrey Gordon, Staff Accountant

         Re:      HealthRenu Medical, Inc.
                  Form 8-K Item 4.01 filed on May 4, 2006
                  File #0-21914

Dear Mr. Gordon:

      We have filed today via Edgar an amended Form 8-K dated April 28, 2006 and originally filed May 4, 2006 (the "Amended 8-K") to address the comments set forth in your letter dated May 5, 2006 and faxed to us on May 11, 2006 (the "Commission Letter")

      The numbered comments and responses below correspond with the numbered paragraphs in the Commission Letter.

Comment #1:

      You disclose that there were no disagreements between you and your former accountants through April 28, 2004. Please amend your Form 8-K to disclose whether there were any disagreements between you and your former accountants through the date of resignation, April 28, 2006. See Item 304(a) (1) (iv) of Regulation S-B.

Response to Comment #1:

      The Amended 8-K has been revised to disclose that there were no disagreements between us and our former accountants through its date of resignation, April 28, 2006. The previous reference to April 28, 2004 was a typographical error.

Comment #2:

      To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response to Comment #2:

      An updated Exhibit 16 letter from the former accountants stating that the accountant agrees with the statements made in the Amended 8-K has been filed as an exhibit to the Amended 8-K.

In addition, we acknowledge that:

      o We are responsible for the adequacy and accuracy of the disclosure in the filings;
      o Staff comments or changes to disclosure in response to staff comments in the fillings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
      o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions or require any supplemental information after reviewing our responses contained in this letter or the Amended 8-K, please do not hesitate to contact the undersigned or Thomas P. Gallagher or Deborah L. Carroll, counsel to the Registrant, at 609-452-6000.

                                       Very truly yours,

                                       HEALTHRENU MEDICAL, INC.


                                       By: /s/ Robert W. Prokos
                                           -------------------------------------
                                           Robert W. Prokos
                                           President and Chief Executive Officer